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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  AMENDMENT 2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         ADVANCED MATERIALS GROUP, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES

                          COMMISSION FILE NO. 0-16401
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                                 (CUSIP NUMBER)

            TIMOTHY R. BUSCH, c/o THE BUSCH FIRM, 2532 DUPONT DRIVE,
                    IRVINE, CALIFORNIA 92612 (949) 474-7368
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS

                               DECEMBER 31, 2000
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                         AMENDMENT NO 2 TO SCHEDULE 13D

-------------------------------                                -----------------
CUSIP No. COM. FILE NO. 0-16401                                Page 2 of 3 Pages
-------------------------------                                -----------------

1    NAMES OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

     LENAWEE TRUST, a trust-Tax I.D. No. 33-613657
     TIMOTHY R. BUSCH, an individual - SSN ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF and WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Lenawee Trust is a trust organized under and pursuant to the laws of the United States. Timothy R. Busch is the ultimate beneficiary of the Lenawee Trust, resides in the State California and is a citizen of the U.S.
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

                                 LENAWEE TRUST - 705,307

                                 TIMOTHY R. BUSCH - 0 (holds stock options to
                                 acquire a total 50,000 Shares)
                            ----------------------------------------------------
     NUMBER OF              8    SHARED VOTING POWER
       SHARES
    BENEFICIALLY                 None
      OWNED BY              ----------------------------------------------------
        EACH                9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                 LENAWEE TRUST - 705,307

                                 TIMOTHY R. BUSCH - 0 (holds stock options to
                                 acquire a total of 50,000 Shares)
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     LENAWEE TRUST - 705,307
     TIMOTHY R. BUSCH - 0 (holds stock options to acquire a total of
      50,000 Shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     LENAWEE TRUST - 8.17%
     TIMOTHY R. BUSCH - 0% TOTAL AGGREGATE SHARES OWNED - 705,307
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     LENAWEE TRUST - CO
     TIMOTHY R. BUSCH - IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7






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                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2001                LENAWEE TRUST, under
                                        Declaration of Trust dated 12/30/92


                                        By: /s/ GREGORY A. BUSCH
                                            --------------------------------
                                                Gregory A. Busch
                                                Trustee


                                        By: /s/ DAVID L. KELIGIAN
                                            --------------------------------
                                                David L. Keligian
                                                Trustee


                                            /s/ TIMOTHY R. BUSCH
                                           --------------------------------
                                                Timothy R. Busch
                                                An Individual


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